

Mail Stop 7010

November 21, 2007

Mr. Mark G. Avery, Chief Executive Officer and President
Ausam Energy Corporation
1430, 1122 – 4th Street S.W.
Calgary, Alberta T2R 1M1
Canada

> **Re:** **Ausam Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed October 23, 2007**
> **File No. 333-146853**

Dear Mr. Avery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3.   Explain to us where you have provided, or revise your filing to provide, disclosure that clearly and completely addresses each of the items in Industry Guide 2, Disclosure of Oil and Gas Operations.

4.   We note that much of the material on your website www.ausamenergy.com is outdated. For example, your discussion of your strategy does not mention your US properties. Please update your website.

Prospectus Summary, page 1

Our Business, page 1

5.   We note in your first paragraph in this section you state, "Through a reverse takeover of Northlinks Limited…and a series of private placements, we raised more than CDN$24 million at prices ranging from CDN$0.75 to CDN$0.90 per pre-consolidation common share…" Please provide a time frame for these transactions, as we note that the price per share in the private placement that closed on September 10, 2007 was not within the CDN$0.75 to CDN$0.90 range.

6.   Please provide us with the source for your statement that several of your investors have "a legacy of oil and gas experience."

7.   It appears to us that the SKH transaction was a related party transaction. Please provide your analysis for why you did not provide the required disclosure for this transaction, especially as you state on page two that you have an "ongoing relationship" with SKH.

Corporate Information, page 3

8.   Please provide the disclosure required by Item 503(b) of Regulation S-K.

Risk Factors, page 3

9.   Please provide more than a cross reference to the risks facing your company. Expand the discussion of the risks faced by your company and the industry in which you operate, and that investors may face in investing in your company.

Risk Factors, page 4

10.   Please provide precise captions that concisely identify the risk you discuss, including the potential harm or impact if it is realized. Merely including a phrase such as "Competition" is insufficient. Virtually all your captions require revision.

11.	Each risk factor should be tailored to your particular facts and circumstances. In that regard, please revise your risk factors to include those that are specific to your company.

Environmental Matters and Regulation, page 5

12.	Risk factors should be short and concise. Please revise this risk factor and provide the related environmental and regulatory discussion at a more appropriate location in your registration statement.

Future Issuance of Common Shares, page 13

13.	You state that "[S]ubstantially all of our outstanding options and the Common Shares issued upon conversion and exercise of the Debenture, outstanding options and warrants will be tradable under the United States federal securities laws." Please clarify to explain which of your securities will not be "tradable". Further, please clarify what you mean by "tradable".

Stock Exchange Listing, page 13

14.	We note that you state you will apply for a listing on AMEX. Please update this statement.

Price Range of Common Shares, page 15

15.	Please provide us supplementally with a history your trading market on the TSX.V. Provide historical trading data, including the average daily volume for the Company's common shares on the TSX.V for the past five years. We may have further comments.

Selected Historical Consolidated Financial and Operating Data, page 17

16.	Revise the captions in your Balance Sheet Data and Income Statement Data to reflect your accumulated deficit as "Deficit accumulated during the development stage".

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

17.	The MD&A requirements are intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of operations of the registrant, with particular emphasis on the registrant's prospects for the future. Please expand your discussion to provide disclosure regarding the future impact of presently known trends, events or uncertainties. The discussion should encompass any trend, demand, commitment, event or uncertainty both presently known to management and reasonably likely to have material effects on the company's financial condition or results of operation. See Release No. 33-6835 (May 18, 1989).

18. Please consider adding an overview section to your MD&A that discusses economic or industry-wide factors relevant to the company and how the company earns revenues and income and generates cash. The overview section should also provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Release No. 33-8350 (Nov. 29, 2003).

19. Please clarify your opening sentence to indicate that you also are engaged in business in Canada, as you state on page 13.

Results of Operations, page 20

20. Please revise your MD&A and be more descriptive of the changes in your results of operations for the discussed periods. Where your consolidated financial statements reveal material changes from year to year in one or more line items, please describe the causes for the changes to the extent necessary to an understanding of your business as a whole. Also, where you refer to two or more factors that contributed to material changes over the reported periods, revise to quantify the amount of the changes contributed by each of the factors or events. See Section III.D of Release No. 33-6835 (May 18, 1989). For example, on pages 26-27, the change in "Revenue" between the six-months ended June 30, 2007 and the six-months ended June 30, 2006, was $112,532, yet you explain $47,676 was from the Mosaic farmin and the rest apparently is from interest.

21. Further, please explain why you included disclosure regarding your properties in your MD&A. It would seem that this would be better placed in your business section or a separate section on your properties. If you have included the information to address Item 303(a)(3)(iii), please revise to discuss how the described events or transactions relating to each property affected reported income from operations and the extent to which income was so affected.

Mosaic Farmin, page 21

22. Provide us with your analysis for why you did not include the agreement entered into with Mosaic Oil NL as an exhibit to your registration statement.

Kyeen Creek, page 22

23. Please update this description and provide the outcome of the evaluation of the sidewall cores.

PEP 166 – Victoria, page 22

24. Provide the current status of the Hazelwood-1 well. It appears from your disclosure that the Boola-Boola-2 well was terminated, but there is no outcome provided for Hazelwood-1.

Proposed Drilling Program – United States, page 23

25. Please provide a similar paragraph stating whether or not you have any proposed drilling in Australia.

Selected Financial Information, page 26

26. We note interest income appears to be reflected as revenue in this tabular presentation. Please revise your table to report revenue and interest income in a manner that is consistent with your consolidated statements of operations.

Liquidity and Financial Condition, page 28

27. Please provide disclosure regarding the change in your cash position from December 31, 2006 to June 30, 2007 as described in the second and third paragraphs of this section. Further, we remind you of our general comment number [1] above.

Contractual Obligations, page 31

28. Please include the table required under Item 303(a)(5) of Regulation S-K. We note that you have other debt outstanding, including debt under the debenture.

29. Explain to us how you have considered disclosing your asset retirement obligations and Australian exploration expenditure requirements under this section.

Disclosure Controls and Procedures, page 33

30. Please clearly state that you have voluntarily provided a discussion of disclosure controls and procedures and internal controls over financial reporting, that you are not currently subject to the requirements of evaluating disclosure controls and

procedures or internal controls over financial reporting and, if true, that you have not done everything required to comply with such requirements. Please clarify what type(s) of evaluation you have done versus what you will be required to undertake in performing a true assessment of your disclosure controls and procedures and your internal controls over financial reporting.

31. Please clarify that your disclosure controls and procedures are effective to provide reasonable assurance that material information related to your company is made known to you Chief Executive Officer and Chief Financial Officer on a timely basis. Further, please explain how you reached the conclusion that your disclosure controls and procedures are effective in light of the fact that you had a material weakness in your internal controls.

32. Please clarify whether or not the disclosure controls and procedures and internal controls over financial reporting you are using in your discussion are the same as those discussed in Rules 13a-15 and 15d-15 under the Exchange Act. If they are not the same, please discuss the differences.

Internal Controls over Financial Reporting, page 33

33. Please include a discussion in your risk factors section of your weakness in your internal controls over financial reporting and the possible lack of in-house taxation, accounting and reporting expertise.

34. We note control deficiencies have been identified within your "accounting and financial function" and your "financial information systems" over "segregation of duties" and "user access", respectively. It appears your disclosure regarding future remediation of these material weaknesses addresses the segregation of duties weakness, but not the issue of user access to your financial information systems. With respect to the "user access" deficiencies, revise your disclosure to more fully address the specific control issues, their potential impact on your financial reporting, and your remediation plans.

Business, page 35

General Development of the Business, page 35

35. Provide a definition for a "[J]unior capital pool corporation".

The SKH Purchase, page 36

36. In the second paragraph on this page, please clarify that you are discussing the Huff Transaction.

37.   Please state what the Undeveloped Prospects consist of. Are they properties obtained under the Participation Agreement or do they include other SKH properties?

Strategy, page 36

38.   Please reconcile your strategy discussion here with that of your discussion in the summary section and with your disclosure on pages 20-21.

Management, page 42

39.   Item 401 of Regulation S-K requires you to provide a complete five year biographical sketch for your officers and directors. However, your disclosure in some sketches is ambiguous with regard to time or appears to leave substantial gaps in the five year period. For example, Mr. Eriksson's biography does not include any information regarding the time periods during which he worked for the companies listed in his sketch. Please revise to eliminate all gaps and ambiguities with regard to time in the sketches.

40.   Please clarify Mr. Hitchcock's role with your company prior to July 5, 2007.

41.   Please indicate that there is an agreement with the Huff entities pursuant to which Mr. Borak sits on your board of directors.

42.   Please provide the standard by which you are determining the independence of your directors. See Item 407 of Regulation S-K.

Executive Compensation – Summary Compensation Table, page 43

43.   We note that you or your subsidiaries have other executives whose total compensation exceeds $100,000. Please provide your analysis for why at least two of these individuals are not included in your executive compensation section as Named Executive Officers pursuant to Item 402(a)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 47

44.   You state that you benchmark your executive compensation against that of a peer group of companies. Please identify the companies against which you benchmark and discuss the characteristics that make them "peer" companies.

Employment Agreements, page 48

45.   Please clarify the system by which bonuses are awarded as, according to Mr.
       Avery's employment agreement, it appears that the bonuses will be paid, "based
       on his performance and the performance of the Company." You state that many
       of your executives will receive a cash bonus if they use their "best efforts to
       achieve the company's objectives." Please revise your disclosure to clarify on an
       individual basis the objectives that must be met in order for the executive to
       receive such bonus.

Compensation of Directors, page 51

46.   Please consolidate your disclosure on pages 51 and 46 regarding compensation of
       directors.

Selling Shareholders, page 55

47.   Please disclose how the shares were acquired by the selling shareholders.

48.   We note your disclosure on pages 62 and 61. However, please specifically state
       whether any selling shareholder is a broker-dealer (other than Pembroke Capital
       LLC) and identify them as an underwriter unless you can state that they obtained
       the securities being registered for resale as compensation for investment banking
       services.

49.   Please disclose the natural persons who exercise voting and/or dispositive powers
       with respect to the securities to be offered for resale by each of the selling
       shareholders. See Interpretation I.60 of the July 1997 manual of publicly
       available Corporation Finance telephone interpretations, as well as interpretation
       4S of the Regulation S-K portion of the March 1999 supplement to the
       Corporation Finance telephone interpretation manual.

Certain Relationships and Related Person Transactions, page 63

50.   Please revise your second paragraph to state that you have related persons
       transactions that are described below and delete the phrase, "Except as otherwise
       described in this registration statement."

Consolidated Balance Sheet, page F-4

51.   Please revise the face of your consolidated balance sheet to comply with Rule 4-
       10(7)(ii) of Regulation S-X and state the aggregate of the capitalized costs of
       unproved properties that are excluded from capitalized costs being amortized.

Consolidated Statements of Cash Flows, page F-7

52.   Tell us and disclose what is included within investing activities for your changes
        in non-working capital – specifically why the capital expenditures and deferred
        costs under this sub-heading are segregated from the other capital additions and
        deferred costs within investing activities.

Note 2. Significant Accounting Policies, page F-9

Foreign currency translation

53.   Please provide a detailed analysis that supports your determination that the
        functional currency of the company, including its subsidiary in the United States,
        is the Canadian dollar.

Note 3. Net properties and equipment, page F-15

54.   Revise your disclosure to comply with Rule 4-10(7)(ii) of Regulation S-X and
        provide a description of the current status of the significant properties involved,
        including the anticipated timing of the inclusion of the costs in the amortization
        computation.

Note 5. Advances to joint venture partners, page F-16

55.   Please revise your disclosure to clarify what these amounts represent – your
        current disclosure related to these advances is confusing.

Note 8. Share Capital

Additional paid-in Capital, page F-21

56.   We note the adjustment to additional paid-in capital for the assignment of 20% of
        the oil and gas property lease in February 2007. Tell us more specifically how
        you have accounted for the lease and why it is appropriate to record it in
        additional paid-in capital. Further, tell us why it has been recorded in the year
        ended 2006, when the transaction closed in February 2007.

Consolidated Financial Statements for the Six Months ended June 30, 2007 and 2006

General

57.   We note your financial information is for the period ending June 30, 2007. In
        your revised S-1, please update your financial information as required by Rule

210(g) of Regulation S-X.

58.   Revise your financial statements and footnotes to fully comply with the requirements of Rule 4-10(7)(ii) of Regulation S-X.

Note 3. New properties and equipment, page F-37

59.   Disclosure under this note indicates that you have excluded costs of certain "undeveloped" properties from the depletion calculation. Describe to us, in reasonable detail, the status of the excluded properties. Also, explain your basis for excluding the costs. Provide reference to the relevant guidance in Rule 4-10 of Regulation S-X.

Note 9. Segmented Information, page F-42

60.   Revise your tabular presentation to reconcile the total amounts by segment to your consolidated statement of operations. Revise your total revenue by segment amounts to reflect the revenue on your statement of operations.

Undertakings, page II-4

61.   While you have provided the undertaking set forth in Item 512(i) of Regulation S-K, please note that it does not appear that you are relying on Rule 430A. Additionally, please provide the undertaking set forth in Item 512(a)(5).

Exhibits

62.   Please file a legal opinion as an exhibit, as required by Item 601 of Regulation S-K. We will need time to review the legal opinion once it is filed.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3717 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: B. Skinner
    R. Carroll
    J. Madison

    Via Facsimile:
    William Lee
    (713) 615-5312